QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.3

SECOND AMENDMENT
TO
20TH CENTURY INDUSTRIES
1995 STOCK OPTION PLAN

The 20th Century Industries 1995 Stock Option Plan (the "Plan") of 21st Century Industries, a California corporation (the "Company") is hereby amended in the following respects:

1.
The name of the Plan is amended and restated to read as follows:

  21st Century Insurance Group 1995 Stock Option Plan

2.
Paragraph (e) of Section 3 of the Plan is amended and restated to read as follows:

(e)
Notwithstanding any other provision of this Plan, no Employee shall be granted Awards in excess of 800,000 shares of Common Stock, subject to adjustment pursuant to Section 8 hereof, during any one calendar year.

3.
Paragraphs (a) and (b) of Section 5 of the Plan are amended and restated to read as follows:

(a)
The aggregate number of Common Shares that may be issued pursuant to all Incentive Stock Options granted under this Plan shall not exceed 9,600,000 subject to adjustment as provided in Section 8 hereof.

(b)
At any time, the aggregate number of Common Shares issued and issuable pursuant to all Awards (including Incentive Stock Options) and Nonemployee Director Options granted under this Plan shall not exceed 10,000,000 subject to adjustment as provided in Section 8 hereof.

4.
In all other respects the 1995 Stock Option Plan, as amended, is hereby ratified, confirmed and approved.

5.
This Second Amendment shall be effective upon approval, directly or indirectly, by the affirmative votes of the holders of a majority of the Common Shares of the Company present, or represented, and entitled to vote at a meeting duly held in accordance with the laws of the State of California, or by written consent of a majority of the outstanding Common Shares.

QuickLinks

SECOND AMENDMENT TO 20TH CENTURY INDUSTRIES 1995 STOCK OPTION PLAN